Exhibit 99.1

Israel Airports Authority Announces Installation of SaverOne Systems to Fight Traffic Accidents

Initial pilot in the operational area of Ben Gurion Airport

Petah Tikvah, Israel, September 15, 2022 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company engaged in transportation safety solutions, today shared the following announcement made by the Israel Airports Authorities, operator of Ben Gurion Airport in Tel Aviv, a summary of which appears below:

The fighting of traffic accidents with the help of the SaverOne system in Israel: an initial pilot in the operational areas of Ben Gurion Airport will prevent drivers from using their cell phones, sending messages, etc.

The technology will help prevent accidents in the operational area of Ben Gurion Airport, an area which is full of vehicles and planes.

The SaverOne system, from an Israeli early-stage company with a solution for preventing mobile phone distraction while driving, was installed as a pilot trial in vehicles in the operational areas of Ben Gurion Airport.

The system installed in the vehicle disables a driver’s ability to use their cell phone while driving, except for receiving incoming calls, navigation and listening to music. The advantage of the pilot is that it does not interfere with receiving work instructions but does not allow unwanted active use of the cell phone. The system only affects the driver’s area, while other passengers are unrestricted and able to use their mobile phones as usual.

To date, the SaverOne system has also been installed by the Israel Electric Company, Osem, Tnuva, Strauss, ICL, Electra Afikim, as well as other companies.

Hagai Topolansky, CEO of the Israel Airport Authority, who instructed that the pilot should be implemented, commented, “An important element in improving our services, is the focus on safety in our operational areas and the improvement of services that we provide to the planes and airlines. We intend to fight accidents that may be caused by human distraction with the help of advanced technologies, combined with innovation and efficiency for passenger service.”

Following the announcement, Mr. Gilboa, CEO of SaverOne commented, “This represents our first penetration into an airport, a closed facility with highly sensitive, expensive, and critical equipment where potentially an accident will be very costly. Drivers use their phones for managing their workload and our system will ensure that this is done safely and they can drive without distraction within the sensitive areas of the airport. Airports are another highly strategic market for us and we see this as a first penetration into another vertical. We look forward to working closely with other airport authorities around the world to reduce accidents caused by distracted drivers within their sensitive operational areas.”

About the SaverOne System

SaverOne systems can be installed in private vehicles, trucks and buses and provide a solution to the problem of driver distraction away from the road, that results from drivers using specific distracting applications on the mobile device while driving, in a way that endangers their safety and the safety of passengers. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile device while driving.

SaverOne’s technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging while allowing navigation, without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets, as well as insurance and leasing companies that are very interested in reducing potential damages and significant costs. SaverOne is initially addressing car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future. The Company’s longer-term strategy is to address vehicle manufacturers, to install the Company’s protection technologies in the vehicle manufacturing process as an OEM.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of transportation safety solutions designed to save lives by preventing car accidents resulting from distraction, by the use of mobile phones while driving. The SaverOne system provides an advanced driver safety solution that can identify and monitor mobile phones located in the driver’s vicinity and selectively block use of distracting applications that may become life-threatening.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; the impact of the COVID-19 pandemic, and resulting government actions on us; and other risks and uncertainties, including those listed in the section titled “Risk Factors” in the final prospectus on Form 424b4 filed with the Securities and Exchange Commission on June 6, 2022. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com

Israeli Investors Contact:

Jonathan Eilat

John@theinvestor.co.il

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